4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE TO HOST CONFERENCE CALL TO DISCUSS
PHASE II MATCHED RESULTS

WINNIPEG, Manitoba – (September 13, 2005) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular drug discovery and development company today announced it will host a conference call and webcast on Wednesday, September 14, 2005, to discuss the results from the Phase II MATCHED study. A news release will be issued in the morning of September 14, 2005, with the conference call and webcast taking place at 10:30 am Eastern Time.

CONFERENCE CALL AND WEBCAST DETAILS

Date:	Wednesday, September 14, 2005
Time:	10:30 am Eastern Time
Telephone:	1-877-888-3855 (toll free) or 1-416-695-5261
Webcast:	Will be available at the Medicure website at www.medicure.com

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced clinical development
  Two positive Phase II trials completed
  Unique products addressing major, inadequately served markets
  Second combination product, MC-4262 is entering development stage
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com